UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Urban Outfitters, Inc.

File No. 000-22754 - CF#25307
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Urban Outfitters, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on June 8, 2010.

Based on representations by Urban Outfitters, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 10, 2010
Exhibit 10.2	through December 10, 2010
Exhibit 10.3	through December 10, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel